EXHIBIT 5

Release:	IMMEDIATE RELEASE

Contact:	Brian Yuen

Global-Tech USA, Inc.
Tel.: 212-683-3320

Web Page:	http://www.businesswire.com/cnn/gai.shtml

GLOBAL-TECH APPLIANCES REPORTS FISCAL YEAR FINANCIAL RESULTS AND EXPECTS

SHIPMENTS OF DISPLAY PRODUCTS TO COMMENCE IN THE MONTHS AHEAD

Hong Kong, July 14, 2004 — Global-Tech Appliances Inc. (NYSE: GAI) today announced its financial results for the fiscal year and fourth quarter ended March 31, 2004.

Net sales for the fiscal year ended March 31, 2004 were $66.9 million, compared to $75.5 million in the prior fiscal year. Net loss for fiscal year 2004 was $1.6 million, or $0.13 per share, compared to a net profit of $5.3 million, or $0.43 per share, in the prior fiscal year.

Net sales for the fourth quarter of fiscal 2004 were $15.4 million, up 12% from $13.8 million for the fourth quarter of fiscal 2003. Net loss for the fourth quarter of fiscal 2004 was $0.9 million, or $0.07 per share, compared to a net loss of $0.1 million, or $0.01 per share, in the prior corresponding period.

John C.K. Sham, President and Chief Executive Officer, said: “As anticipated, the results for fiscal year 2004 in general, and the fourth quarter in particular, reflect our continuing de-emphasis on small electrical appliances and an accelerated effort to produce and introduce a line of flat panel display (FPD) products. The net loss in fiscal 2004 was primarily attributable to expenses associated with the research and development of FPD products and organic light emitting diode (OLED) displays. In fiscal 2004, we spent over $2.0 million to develop our high-definition flat panel television programs and an additional $2.1 million to expand our OLED program, and also made significant investments in development and production equipment.”

Mr. Sham continued, “The Company is making good progress in implementing its previously announced strategic initiatives intended to de-emphasize unprofitable product categories with lower profit margins that merely maintain sales volume and expand into more technologically advanced product categories that we believe should position the Company for greater growth and a return to profitability.”

Mr. Sham concluded, “We continue to tighten our control on costs so that we can sustain our cash position as the business transitions. Despite our net loss in fiscal 2004, our cash and short-term investments net of all debt increased over $1 million and we continue to believe that our resources on hand are adequate to execute our plans. While we anticipate our expanding research and development for FPD and OLED programs to continue impacting profitability in the current fiscal year, we are optimistic that the Company’s financial results will improve towards year end, when we expect to begin selling and shipping display products.”

Global-Tech is a holding company, owning subsidiaries that manufacture and market a wide range of consumer electrical products worldwide, including floor care products and small household appliances. These products are marketed by customers under brand names such as Black & Decker®, DeLonghi®, Dirt Devil®, Eureka®, GE®, Hamilton Beach®, Kenwood®, Proctor-Silex®, Sanyo®, Sunbeam®, and West Bend®. Global-Tech’s subsidiary, Global Display Limited, is currently developing a wide range of consumer products incorporating high-definition flat panel displays (FPDs) that utilize liquid crystal display (LCD), plasma display panel (PDP), liquid crystal on silicon (LCOS), optical, and digital display technologies. Lite Array, Inc., another subsidiary of Global-Tech, is developing a range of display modules utilizing proprietary small molecule organic light emitting diode (OLED) technology. These modules are expected to be initially marketed to consumer electronics companies for use in cellular phones and MP3 players.

Except for historical information, certain statements contained herein are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” or variations of such words and similar expressions are intended to identify such forward looking statements. These forward looking statements are subject to risks and uncertainties, including but not limited to, the impact of competitive products and pricing, the financial condition of the Company’s customers, product demand and market acceptance, the success of new product development, reliance on material customers and key strategic alliances, availability and cost of raw materials, the timely and proper execution of certain business plans, including the plan to diversify and transform a portion of manufacturing capacity to higher-value, technology-oriented products, currency fluctuations, uncertainties associated with investments, the regulatory environment, fluctuations in operating results, the impact of changing global, political and economic conditions and other risks detailed from time to time in the Company’s filings with the Securities and Exchange Commission including its most recent Report on Form 20-F. The Company does not undertake to update its forward-looking information, or any other information contained or referenced in this press release to reflect future events or circumstances.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

1) CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts expressed in United States dollars)

	Fiscal Years Ended March 31,
	2004	2003
	(unaudited)	(audited)
Net sales	$66,901,315	$75,489,275
Cost of goods sold	(52,942,382)	(54,906,458)

Gross profit	13,958,933	20,582,817
Selling, general and administrative expenses	(16,663,503)	(15,297,908)

Operating income (loss)	(2,704,570)	5,284,909
Interest expense	(17,589)	(56,550)
Interest income	851,066	1,240,648
Other income	427,814	228,380

Income (loss) from continuing operations before income taxes	(1,443,279)	6,697,387
Provision for income taxes	(107,767)	(624,230)

Income (loss) from continuing operations	(1,551,046)	6,073,157
Discontinued operations:
Loss from operations of discontinued thin film electroluminescent display business, net of applicable Income tax of $nil (including gain on disposal of $29,010)	—	(806,436)

Net income (loss)	$(1,551,046)	$5,266,721

Basic and diluted earnings (loss) per common share	$(0.13)	$0.43

Basic and diluted weighted average number of shares outstanding	12,152,592	12,140,853

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Amounts expressed in United States dollars)

	March 31,
	2004	2003
	(unaudited)	(audited)
ASSETS
Current assets:
Cash and cash equivalents	$15,102,510	$21,514,277
Restricted cash	400,075	831,803
Callable deposit	5,000,000	—
Short-term investments	43,983,462	41,401,256
Accounts receivable, net	9,991,037	10,247,140
Deposits, prepayments & other assets	2,497,126	2,681,084
Inventories	8,808,455	7,507,110

Total current assets	85,782,665	84,182,670

Property, plant and equipment	30,791,071	32,648,982
Promissory note receivable	553,089	716,380
Land use rights	1,886,968	1,937,544
License	2,897,809	3,592,420
Patents	222,994	241,988
Loan to a director	151,850	228,232

Total assets	$122,286,446	$123,548,216

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank loans	$48,007	$—
Current portion of long-term bank loans	373,612	512,046
Accounts payable	5,130,587	5,153,300
Fees payable for land use rights	91,019	273,003
Salaries and allowances payable	677,439	585,293
Accrued expenses	2,037,188	1,576,200
Income tax payable	3,753,125	3,726,645

Total current liabilities	12,110,977	11,826,487

Long-term bank loans	—	316,010
Deferred tax liabilities, net	142,928	64,400

	142,928	380,410

Total liabilities	12,253,905	12,206,897

Shareholders’ equity:
Common stock, par value $0.01; 50,000,000 shares authorized; 12,857,045 and 12,830,000 shares issued as of March 31, 2004 and March 31, 2003	128,570	128,300
Preferred stock, par value $0.01; 1,000,000 shares authorized, no shares issued	—	—
Additional paid-in capital	81,871,231	81,753,145
Retained earnings	33,081,685	34,682,164

Accumulated other comprehensive deficit	(555,498)	(622,163)
Less: Treasury stock, at cost, 679,147 and 689,147 shares as of March 31, 2004 and March 31, 2003	(4,493,447)	(4,600,127)

Total shareholders’ equity	110,032,541	111,341,319

Total liabilities and shareholders’ equity	$122,286,446	$123,548,216

18